DIAGNOSTIC CORPORATION OF AMERICA
21-JIA BEI SI DONG ROAD, TIE XI QU
SHEN YANG, P. R. CHINA.
******

January 24, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:  Robert S. Littlepage, Esq.
         Accountant Branch Chief

Re:       Diagnostic Corporation of America
Item 4.01 Form 8-K
Filed January 16, 2007
File Number: 000-50155

Gentlemen:

    Thank you for your comment letter dated January 19, 2007 (the "Comment Letter") with respect to the above-captioned current report. We have filed our Amendment to the referenced current report on Form 8-K/A (the “Current Report”) of Diagnostic Corporation of America (the "Company"), which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K filed January 16, 2007

1.
We note that the independent review of your third quarter financial statements was performed by Lake & Associates CPA's, LLC. Please file a Form 8-K under Item 4.01 providing the required disclosure with regard to the engagement and separation of Lake & Associates CPA's, LLC.

Response:

We have included the discussion regarding Lake & Associates CPA's LLC in the amendment and provided a letter as exhibit 16.2 signed by Lake & Associates CPA's LLC.

2.
You currently disclose that there have been no disagreements with your former accountant, in connection with prior audits, for the fiscal years ended December 31, 20005 and 2004, and the review for the interim period up to June 30, 2006. Please amend your filing to state, if true, that there have been no disagreements with your former accountant during these two most recent fiscal years through the interim period from the date of the last audited financial statements to January 11, 2007, the date of dismissal. See item 304(a)(l)(iv) of Regulation S-B.

Response:

We have included the discussion regarding no disagreements with our former accountant during the two most recent fiscal years through the interim period from the date of the last audited financial statements to January 11, 2007 in the amendment.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

We have obtained updated Exhibit 16 letters from our former accountants stating they agree with the statements in the revised Form 8-K, which were filed hereto.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Li, Gang
Li, Gang
President